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During the year ended October 31, 1996, the Fund adjusted the classifications of net investment income and capital gain (loss) to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 1996, amounts have been reclassified to reflect a decrease in accumulated net realized gain on investments of $52,557. Net investment loss was decreased by the same amount.